Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "NXCE HOLDINGS, LLC", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF JUNE, A.D. 2026, AT 11:14 O`CLOCK A.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10669234 8100
SR# 20263474339

Authentication: 204311164
Date: 06-23-26

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:14 AM 06/22/2026
FILED 11:14 AM 06/22/2026
SR 20263474339 - File Number 10669234

CERTIFICATE OF FORMATION

OF

NXCE HOLDINGS, LLC

This Certificate of Formation of NXCE Holdings, LLC (the "Company") is being executed by the undersigned for the purpose of forming a limited liability company in accordance with the Limited Liability Company Act of the State of Delaware.

1. The name of the limited liability company is NXCE Holdings, LLC.

2. The address of the registered office of the Company in Delaware is 131 Continental Dr, Suite 305, in the city of Newark, zip code 19713, and county of New Castle. The Company's registered agent at that address is Legalinc Corporate Services Inc.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of June 20, 2026.

Philip Michael

Philip Michael, Authorized Person